Sprint Corporation
Exhibit 12
COMPUTATION OF RATIOS OF COMBINED EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Year-to-Date
	June 30,
(millions)	2005	2004

Earnings

Income from continuing operations before income taxes	$1,732	$750

Capitalized interest	(19)	(31)

Net losses in equity method investees	9	23

Subtotal	1,722	742

Fixed charges
Interest charges	609	694
Interest factor of operating rents	190	182

Total fixed charges	799	876

Earnings, as adjusted	$2,521	$1,618

Preferred stock dividends paid	$3	$3
Total fixed charges	799	876

Total fixed charges and preferred stock dividends	$802	$879

Ratio of earnings to fixed charges and preferred stock dividends	3.14	1.84

Note: The ratios of earnings to fixed charges and preferred stock dividends were computed by dividing the sum of fixed charges and pretax earnings required to cover preferred stock dividend into the sum of earnings (after certain adjustments) and fixed charges. Earnings included income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges included interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.